FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 17th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Fourth Quarter and Annual Results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 17th, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES 2004 FOURTH
QUARTER AND ANNUAL RESULTS

Growth of 53% year over year in Revenue and $1.5M Yearly Profit

Rehovoth, Israel, – February 17, 2004 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported results for 2004 fourth quarter and annual results.

2004 Fourth Quarter Results

        Total revenues for the fourth quarter of 2004 were $10.8 million, a 34% increase over revenues of $8.1 million reported for the fourth quarter of 2003 and a 1% sequential increase over revenues of $10.7 million reported for the third quarter of 2004. Total revenues for 2004 were $40.9 million, a 53% increase over revenues of $26.7 million reported in 2003.

        The Company reported a gross profit of $5.0 million compared with gross profit of $3.1 million for the fourth quarter of 2003 and gross profit of $5.1 million for the previous quarter. Gross margin for the fourth quarter of 2004 was 46% compared with 39% for the fourth quarter of 2003 and 47% for the previous quarter.

        Research and development expenses were $2.4 million for the fourth quarter of 2004 (22% of revenues) compared with $3.0 million (37% of revenues) in the fourth quarter of 2003, and $2.1 million (20% of revenues) in the third quarter of 2004. Sales and marketing expenses were $1.9 million (18% of revenues) compared with $1.5 million (19% of revenues) in the fourth quarter of 2003, and $1.8 million (16% of revenues) in the third quarter of 2004. General and Administrative expenses $0.6 million (6% of revenues) during the fourth quarter of 2004, compared with $0.4 million (4% of revenues) in the fourth quarter of 2003 and $0.6 million (6% of revenues) during the previous quarter.

        Operating income for the quarter was $7 thousand, compared with operating profit of $0.5 million for the fourth quarter of 2003 and operating profit of $0.6 million as reported in the previous quarter.

        Net income for the quarter was $0.2 million or $0.01 per share, compared with a net profit of $0.6 million, or $0.04 per share, for the fourth quarter of 2003 and net profit of $0.8 million, or $0.05 per share, for the third quarter of 2004.

        Cash and cash equivalents, bank deposits and held to maturity securities at the end of the quarter were $30.8 million, a decrease of $0.1 million compared to the previous quarter.

Year 2004 Annual Results

The Company reported total revenues for the year 2004 of $40.9 million, a 53% sequential increase of revenues compared with $26.7 million revenues in 2003. Gross profit was $18.8 million (46% of revenues) in 2004, compared with gross profit of $10.1 million (38% of revenues) in 2003. Service revenues for the year 2004 were $7.5 million (18% of revenues) as compared with $5.5 million (21% of revenues) in 2003.

        Net profit for the year was $1.5 million, or $0.10 per share, compared with a loss of $(4.2) million, or $(0.28) per share, in 2003. Year 2004 financial results include stock-based compensation expenses of approximately $0.1 million.

        Net research and development expenses relating to the development of the existing and new generations of process control systems for copper CMP, Photolithography and Etch were $8.7 million (21% of revenues), as compared with $8.6 million (32% of revenues) in 2003.

        Sales & Marketing expenses were $6.9 million (17% of revenues), as compared with $6.5 million (24% of revenues) in 2003. These expenses represent the Company’s efforts in the penetration of new products, increasing penetration in Japan, China and the Asia-Pacific region, along with focused efforts to increase collaboration with the leading process equipment manufacturers.

        Dr. Giora Dishon, President & CEO of Nova commented, “Overall, our 2004 results reflect a recovery in the semiconductor equipment industry after two and a half years of slowdown (according to Dataquest’s report from January 2005: -28% in 2001, -33% in 2002, +4% in 2003 and about +60% in 2004). 2004 was a very good year for the company, with our results showing a 53% increase in revenues over 2003 with improved gross margins from 38% in 2003 to 46% in 2004. Furthermore, achieving net profit in each of the last 4 quarters and the resulting yearly net profit of $1.5M in 2004 is a significant development for the company”.

        Dr. Giora Dishon continued: “We continued our efforts in developing and maturing several new process control systems, widening our product portfolio to include systems for copper CMP and Optical CD. We believe that these systems represent a significant market opportunity over the long term, as these are the fastest growth segments in the semiconductor process control equipment market. The relative contribution of these systems, integrated and stand-alone, to the company’s revenues continue to increase. We also experienced a higher growth rate this year in the Asia Pacific and Japan regions with half of our revenues coming from this region in the fourth quarter.

        Dr. Dishon added, “For the last twelve consecutive quarters the company has been increasing its revenues. In addition, given our continuing cost control measures and lean manufacturing, the company reached profitability at the beginning of 2004. In 2005, with the industry experiencing slowing market conditions, we expect some sequential revenue reduction and limited visibility in the next two quarters. However, we believe market conditions will improve in the second half of 2005. Further, we do expect to see continuing growth in the new products.”

Dr. Dishon concluded “The cash position (which includes cash and cash equivalents, bank deposits and held to maturity securities) at the end of the year was better than anticipated, standing at $30.8 million. This gives us the strength to carry out our plans under these uncertain market conditions, focusing on new products, leveraging on our strong position with strategic customers and major process equipment manufacturers. Finally, I would like to assure our valued shareholders that we will continue our focused development, as well as our marketing and sales efforts to maintain our strong market share and grow our new product penetration and prolifiration.”

The Company will host a conference call today, February 17, 2005, at 09:00 EST. To participate please dial in the U.S: 1-866-500-4964 or internationally: +972-3-925-5910 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2

REVENUES
Revenues from product sales	33,347	21,152	14,506
Revenues from services	7,532	5,536	5,865

	40,879	26,688	20,371
COST OF REVENUES
Cost of product sales	15,361	10,270	6,752
Cost of services	6,715	6,265	6,601

	22,076	16,535	13,353

GROSS PROFIT	18,803	10,153	7,018

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	8,665	8,561	9,894
Technology for use in Research & Development	-	-	1,478
Sales & Marketing expenses	6,868	6,534	6,950
General & Administrative expenses	2,331	1,898	1,797
Other Operating income	-	(2,203)	-

	17,864	14,790	20,119

OPERATING (LOSS) PROFIT	936	(4,637)	(13,101)

INTEREST INCOME, NET	528	425	144

PROFIT (LOSS) FOR THE YEAR	1,467	(4,212)	(12,957)

Basic earning (Loss) per share	0.10	(0.28)	(0.88)

Diluted earning per share	0.09

Comments:
1. Employee stock-based compensation (SBC) expenses	122	540	1,073

2. Shares for calculation of basic earning (loss) per share:	15,259	14,994	14,786

Shares for calculation of diluted earning per share:	16,234

3. The adjusted results excluding employee SBC expenses:
Gross profit	18,818	10,218	7,147
Operating expenses	17,757	16,518	19,175
Profit (Loss) for the year	1,589	(3,672)	(11,884)
Profi (Loss) per share	0.10	(0.24)	(0.80)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31, 2004	September 30, 2004
	(unaudited)

REVENUES
Product sales	9,353	8,602
Services	1,452	2,083

	10,805	10,685

COST OF REVENUES
Product sales	4,056	3,916
Services	1,782	1,702

	5,838	5,618

GROSS PROFIT	4,967	5,067

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,370	2,124
Sales & Marketing expenses	1,948	1,751
General & Administration expenses	642	591

	4,960	4,466

OPERATING PROFIT	7	601

INTEREST INCOME	180	160

PROFIT FOR THE PERIOD	187	761

EARNINGS PER SHARE	0.01	0.05

Comments:
1. Employee Stock Based Compensation expenses	-	134

2. Shares for calculation of earnings per share
Basic	15,309	15,268

Diluted	15,979

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross profit		3,088
Operating expenses		3,888
Profit (Loss)		(800)
Earnings (Loss) per share		(0.05)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31, 2004	December 31, 2003
	(unaudited)

REVENUES
Product sales	9,353	6,508
Services	1,452	1,582

	10,805	8,090

COST OF REVENUES
Product sales	4,056	3,141
Services	1,782	1,807

	5,838	4,948

GROSS PROFIT	4,967	3,142

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,370	2,991
Sales & Marketing expenses	1,948	1,516
General & Administration expenses	642	358
Other operating Income	-	(2,203)

	4,960	2,662

OPERATING PROFIT	7	480

INTEREST INCOME	180	97

PROFIT	187	577

EARNINGS PER SHARE	0.01	0.04

Comments:
1. Employee Stock Based Compensation expenses	-	133

2. Shares for calculation of earnings (loss) per share
Basic	15,309	15,118

Diluted	15,979

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit		3,158
Operating expenses		2,545
Profit (Loss)		710
Earnings (Loss) per share		0.05

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31, 2004	As of December 31, 2003

CURRENT ASSETS
Cash and cash equivalents	12,171	26,634
Short-term interest-bearing deposits	1,916	711
Held to maturity securities	8,583	4,296
Trade accounts receivable	7,461	5,804
Inventories	5,239	4,152
Other current assets	1,169	1,244

	36,539	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,145	1,386
Held to maturity securities	5,989	-
Other long term assets	382	242
Severance pay funds	2,288	2,024
Fixed assets, net	2,119	1,425

	12,923	5,077

	49,462	47,918

CURRENT LIABILITIES
Trade accounts payable	5,016	5,389
Other current liabilities	6,389	7,102

	11,405	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits	3,075	2,653
Deferred Income	369	263
Other long-term liability	145	175

	3,589	3,091

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,333	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	8	13
Accumulated deficit	(38,919)	(40,386)

	34,468	32,336

	49,462	47,918